 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Chang, Nancy T (Last) (First) (Middle) 4888 Loop Central Drive, Suite 820 (Street) Houston, TX 77081 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Tanox, Inc. TNOX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/12/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           President and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

     Form filed by One Reporting Person
X   Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								$3,862	I	by minor daughter (2)
Common Stock								$3,478,614	D
Common Stock								$3,076,866	I	by Nancy Chang GRAT (3/6/01)
Common Stock								$34,816	I	by AMC Ventures LP (1)
Common Stock								$243,074	I	by self as trustee for children (GRAT)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
stock option (right to buy)	$13.78	2/1/2002	na	A		50,000		(3)	2/1/2012	Common Stock	50,000		$50,000	D
prepaid forward sales contract	(4)	11/12/2002	na	J			(4)	na	11/12/2007	common stock	125,000	$8.1002	(4)	D
Explanation of Responses:

(1) Apex Enterprises, Inc., a corporation wholly owned by Nancy Chang, is the sole general partner of AMC Ventures, L.P.
(2) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed to be an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purpose.
(3) The option becomes exercisable in five equal annual installments beginning on February 1, 2003.
(4) On November 12, 2002, Nancy Chang entered into a prepaid forward sale contract to sell 125,000 shares of Common Stock as follows: 25,000 shares on each of November 8, November 9, November 13, November 14, and November 15, 2007 ("Sale Date"), in return for which she received $1,012,525. If the closing sale price for Common Stock ("Closing Price) on the Sale Date is greater than $11.0886 but less than $22.1772 per share, the number of shares actually delivered will be 25,000 multiplied by a fraction equal to [$11.0886 divided by the Closing Price]. If the Closing Price on the Sale Date is greater than $22.1772 per share, the number of shares actually delivered will be 25,000 multiplied by a fraction equal to 1 minus [$11.0886 divided by the Closing Price].

By: /s/ Nancy T. Chang 11/14/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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